United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On July 29th, 2015, at 09:30am, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Dan Conrado - Chairman of the Board, Gueitiro Matsuo Genso, Marcel Juviniano Barros, Tarcísio José Massote de Godoy (by conference call), Fernando Jorge Buso Gomes, Oscar Augusto de Camargo Filho, Alberto Ribeiro Guth (by conference call), and the alternates Messrs. Yoshitomo Nishimitsu, Victor Guilherme Tito, Carlos Roberto de Assis Ferreira and also Mr. Clovis Torres as Secretary. Hence, the Board of Directors has unanimously resolved upon the following: “NOMINATION OF MEMBER OF VALE’S BOARD OF DIRECTORS — Considering the resignation of Mr. Marco Geovanne Tobias da Silva in May, 2015, the Board of Directors approved the nomination, under Article 11, § 10 of the Bylaws, of Mr. ARTHUR PRADO SILVA, Brazilian married, bank clerk, bearer of the Identity card #07.447 issued by OAB/RJ, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #991.897.047-20, with commercial address at Praia de Botafogo, 501, 4th floor, Rio de Janeiro, as Alternative Member of the Vale’s Board of Directors.  The Director appointed herein, whose term shall last until the next Shareholders’ General Meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/1976).” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, July 29, 2015.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio Nogueira
Director of Investor Relations
Date: July 29, 2015